Adastra Holdings Ltd.

(formerly Phyto Extractions Inc.)

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

Notice of Disclosure of Non-Auditor Review

Pursuant to subsection 4.3(3)(a) of National Instrument 51-102 - Continuous Disclosure Obligations, issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Adastra Holdings Ltd. (the "Company") for the interim period ended March 31, 2023 and 2022, have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board, and are the responsibility of the Company's management.

The Company's independent auditors have not performed a review of these condensed interim consolidated financial statements.

May 30, 2023

ADASTRA HOLDINGS LTD.

Condensed Interim Consolidated Statements of Financial Position

As at March 31, 2023 and December 31, 2022

(Unaudited - Expressed in Canadian dollars)

	Note	March 31, 2023	December 31, 2022
		$	$
ASSETS
Current assets
Cash		1,935,680	1,013,867
Amounts receivable	4	4,293,602	3,561,765
Prepaid expenses and deposits	5	520,231	414,212
Inventory	6	4,256,067	4,005,282
		11,005,580	8,995,126

Long-term deposits	5	512,000	512,000
Property and equipment	7	9,526,032	9,726,822
Intangible assets	8	3,031,858	3,133,808
Goodwill	9	9,436,189	9,436,189
Total assets		33,511,659	31,803,945

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10,15	10,852,423	8,545,048
Current portion of lease liability	11	17,640	17,640
Mortgage payable	12	3,512,176	3,507,389
Loan payable	13	314,555	314,555
Deferred revenue		-	275,575
		14,696,794	12,660,207

Deferred tax liability		792,000	808,000
Lease liability	11	41,701	45,948
Government loan		60,000	60,000
Total liabilities		15,590,495	13,574,155

SHAREHOLDERS' EQUITY
Share capital	14	29,964,446	29,964,446
Reserves	14	6,474,732	6,474,732
Deficit		(18,518,014)	(18,209,388)
Total shareholders' equity		17,921,164	18,229,790
Total liabilities and shareholders' equity		33,511,659	31,803,945

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 18)

Approved on behalf of the Board of Directors on May 30, 2023:

"Michael Forbes"	"Paul Morgan"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ADASTRA HOLDINGS LTD.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

		Three months ended March 31,
	Note	2023	2022
		$	$
Revenue		9,479,828	2,286,721
Excise taxes		(3,708,029)	-
Net revenue		5,771,799	2,286,721

Cost of sales	6,8	(4,099,616)	(1,459,008)
Gross profit		1,672,183	827,713

Operating expenses
Advertising and promotion		342,875	288,666
Data program expenses		205,173	140,082
Depreciation and amortization	7,8	127,863	147,328
Insurance		44,957	28,066
Office expenses		274,659	156,023
Professional fees and consulting	15	292,778	241,640
Repair and maintenance expenses		74,447	39,501
Travel		24,810	14,098
Wages and salaries	15	493,576	640,278
Total operating expenses		1,881,138	1,695,682

Loss from operations		(208,955)	(867,969)

Other expense
Interest expense	11,12,13	(115,671)	(68,122)

Loss before income taxes		(324,626)	(936,091)

Deferred income tax recovery		16,000	28,000

Net loss and comprehensive loss		(308,626)	(908,091)

Net loss per share
Basic and diluted		(0.01)	(0.01)

Weighted average number of common shares outstanding
Basic and diluted		55,970,547	65,970,547

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ADASTRA HOLDINGS LTD.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

	Three months ended March 31,
	2023	2022
	$	$
Operating activities
Net loss and comprehensive loss for the period	(308,626)	(908,091)
Adjustments for non-cash items:
Depreciation and amortization	127,863	147,328
Depreciation - cost of sales	208,741	175,928
Interest expense	115,671	68,122
Deferred income tax recovery	(16,000)	(28,000)

Net change in non-cash working capital items:
Amounts receivable	(731,837)	(96,739)
Prepaid expenses and deposits	(106,019)	(242,336)
Inventory	(250,785)	656,917
Accounts payable and accrued liabilities	2,736,635	330,593
Deferred revenue	(275,575)	-
Cash provided by operating activities	1,500,068	103,722

Investing activities
Purchases of property and equipment	(476,650)	(16,649)
Cash used in investing activities	(476,650)	(16,649)

Financing activities
Interest paid - mortgage	(95,803)	(37,917)
Interest paid - lease liability	(1,555)	(783)
Principal repaid - lease liability	(4,247)	(2,573)
Cash used in financing activities	(101,605)	(41,273)

Net increase (decrease) in cash	921,813	45,800
Cash, beginning of period	1,013,867	744,541
Cash, end of period	1,935,680	790,341

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ADASTRA HOLDINGS LTD.

Condensed Interim Consolidated Statements of Changes in Shareholder’s Equity

(Unaudited - Expressed in Canadian dollars, except number of shares)

	Common shares	Share capital	Shares to be cancelled	Reserves	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2021	65,970,547	41,964,446	(12,000,000)	6,336,019	(13,927,749)	22,372,716
Loss for the period	-	-	-	-	(908,091)	(908,091)
Balance, March 31, 2022	65,970,547	41,964,446	(12,000,000)	6,336,019	(14,835,840)	21,464,625

Balance, December 31, 2022	55,970,547	29,964,446	-	6,474,732	(18,209,388)	18,229,790
Loss for the period	-	-	-	-	(308,626)	(308,626)
Balance, March 31, 2023	55,970,547	29,964,446	-	6,474,732	(18,518,014)	17,921,164

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ADASTRA HOLDINGS LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

Adastra Holdings Ltd. (the "Company") was incorporated under the laws of the province of British Columbia on October 14, 1987. The Company extracts and processes cannabis for sale to the recreational and medical markets in Canada. The Company is listed on the Canadian Securities Exchange ("CSE") under the symbol "XTRX". The Company's registered and records office is located at 5451 275th Street, Langley City, British Columbia, V4W 3X8.

On August 10, 2021, the Company completed the acquisition of all of the issued and outstanding shares of 1225140 B.C. Ltd., doing business as PerceiveMD ("PerceiveMD") from the shareholders of PerceiveMD, pursuant to the terms of a share purchase agreement dated August 10, 2021.

On September 15, 2021, the Company completed the acquisition of privately held 1204581 B.C. Ltd., doing business as Phyto Extractions ("Phyto BrandCo"), the owner of the intellectual property rights for the Phyto Extractions brand.

These condensed interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue in existence. The Company's ability to continue as a going concern is dependent on its ability to generate positive cash flows from operations, complete additional financings, and/or extend or modify its mortgage payable (Note 12).

As at March 31, 2023, the Company had a working capital deficiency of $3,691,214 (December 31, 2022 - $3,665,081). During the three months ended March 31, 2023, the Company incurred a net loss and comprehensive loss of $308,626 (2022 - $908,091). These events and conditions indicate a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. If the going concern assumption were not appropriate for these condensed interim financial statements, it could be necessary to restate the Company's assets and liabilities on a liquidation basis.

NOTE 2 - BASIS OF PRESENTATION

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). As such, these condensed interim consolidated financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company's audited annual consolidated financial statements for the years ended December 31, 2022, 2021, and 2020.

These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue on May 30, 2023.

(b) Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for those financial instruments which have been classified at fair value through profit or loss. In addition, except for cash flow information, these condensed interim consolidated financial statements have been prepared using the accrual method of accounting.

All amounts in these condensed interim consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company and its subsidiaries.

ADASTRA HOLDINGS LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 2 - BASIS OF PRESENTATION (continued)

(c) Principles of consolidation

These condensed interim consolidated financial statements include the financial information of the Company and entities controlled by the Company. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the condensed interim consolidated financial statements from the date control commences until the date control ceases. All intercompany transactions and balances are eliminated on consolidation. The accounting policies of subsidiaries are changed where necessary to align them with the policies adopted by the Company. These condensed interim consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

	Functional currency	Ownership percentage
Adastra Labs Holdings (2019) Ltd. (formerly Adastra Labs Holdings Ltd.)	CAD	100%
Adastra Labs Inc.	CAD	100%
1178562 B.C. Ltd.	CAD	100%
Adastra Brands Inc.	CAD	100%
Chemia Analytics Inc. ("Chemia")	CAD	100%
1225140 B.C. Ltd ("PerceiveMD")	CAD	100%
1204581 B.C. Ltd. ("Phyto BrandCo")	CAD	100%

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in note 3 of the consolidated financial statements for the year ended December 31, 2022, 2021 and 2020.

The preparation of the condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses. Management continually evaluates these judgments, estimates and assumptions based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments which may cause a material adjustment to the carrying amounts of assets and liabilities. The Company's interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in Note 3 to the consolidated financial statements for the year ended December 31, 2022, 2021 and 2020.

(a) Standards issued but not yet effective

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after April 1, 2023. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

ADASTRA HOLDINGS LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 4 - AMOUNTS RECEIVABLE

As at March 31, 2023 and December 31, 2022, amounts receivables consisted of the following:

	March 31, 2023	December 31, 2022
	$	$
Trade receivables, net of expected credit losses	4,293,602	3,561,765
	4,293,602	3,561,765

During the three months ended March 31, 2023, the Company recorded no provision for expected credit losses against trade receivables (2022 - $nil).

NOTE 5 - PREPAID EXPENSES AND DEPOSITS

As at March 31, 2023 and December 31, 2022, prepaid expenses and deposits consisted of the following:

	March 31, 2023	December 31, 2022
	$	$
Prepaid expenses	485,475	379,456
Deposits	34,756	34,756
	520,231	414,212

As at March 31, 2023, deposits of $34,756 (December 31, 2022 - $34,756), consist of security deposits. Long-term deposits of $512,000 (December 31, 2022 - $512,000) consist of deposits held in trust for excise bond and other deposits.

NOTE 6 - INVENTORY

As at March 31, 2023 and December 31, 2022, inventory consisted of the following:

	March 31, 2023	December 31, 2022
	$	$
Dried cannabis and terpenes	324,061	262,517
Packaging	687,080	446,994
Production work in process	838,892	1,616,623
Finished goods	2,406,034	1,679,148
	4,256,067	4,005,282

Inventory expensed to cost of sales during the three months ended March 31, 2023 was $2,960,604 (2022 - $1,283,080).

During the three months ended March 31, 2023, the Company recognized $nil (2022 - $nil) in relation to the write down of slow-moving inventory.

ADASTRA HOLDINGS LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 7 - PROPERTY AND EQUIPMENT

The following table summarizes the continuity of property and equipment as at March 31, 2023 and December 31, 2022:

	Land	Building	Furniture and equipment	Computer software	Laboratory equipment	Extraction equipment	Building improvements	Right-of- use asset	Total
	$	$	$	$	$	$	$	$	$
Cost
Balance, December 31, 2021	1,592,232	1,999,328	157,784	12,105	469,215	3,253,988	3,928,281	40,376	11,453,309
Additions	-	-	21,361	-	772,956	45,652	30,127	49,968	920,064
Balance, December 31, 2022	1,592,232	1,999,328	179,145	12,105	1,242,171	3,299,640	3,958,408	90,344	12,373,373
Additions	-	-	9,606	-	21,462	2,795	-	-	33,863
Balance, March 31, 2023	1,592,232	1,999,328	188,751	12,105	1,263,633	3,302,435	3,958,408	90,344	12,407,236

Accumulated depreciation
Balance, December 31, 2021	-	316,479	40,024	3,872	98,189	873,897	342,517	3,365	1,678,343
Depreciation	-	99,967	27,326	1,649	144,721	480,881	197,539	16,125	968,208
Balance, December 31, 2022	-	416,446	67,350	5,521	242,910	1,354,778	540,056	19,490	2,646,551
Depreciation	-	24,992	6,070	329	51,036	97,383	49,479	5,364	234,653
Balance, March 31, 2023	-	441,438	73,420	5,850	293,946	1,452,161	589,535	24,854	2,881,204

Carrying value
Balance, December 31, 2022	1,592,232	1,582,882	111,795	6,584	999,261	1,944,862	3,418,352	70,854	9,726,822
Balance, March 31, 2023	1,592,232	1,557,890	115,331	6,255	969,687	1,850,274	3,368,873	65,490	9,526,032

During the three months ended March 31, 2023, the Company allocated $208,741 (2022 - $175,928) of depreciation to the production of inventory and $25,912 (2022 - $45,378) to operating expenses.

ADASTRA HOLDINGS LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 8 - INTANGIBLE ASSETS

The following table summarizes the continuity of intangible assets as at March 31, 2023 and December 31, 2022:

	Trademarks	Patient relationships	Total
	$	$	$
Cost
Balance, December 31, 2022 and 2021	3,250,000	414,000	3,664,000
Additions	-	-	-
Balance, March 31, 2023	3,250,000	414,000	3,664,000

Accumulated depreciation
Balance, December 31, 2021	94,792	27,600	122,392
Amortization	325,000	82,800	407,800
Balance, December 31, 2022	419,792	110,400	530,192
Amortization	81,250	20,700	101,950
Balance, March 31, 2023	501,042	131,100	632,142

Carrying value
Balance, December 31, 2022	2,830,208	303,600	3,133,808
Balance, March 31, 2023	2,748,958	282,900	3,031,858

During the year ended December 31, 2021, the Company acquired a total of $3,250,000 in Trademarks. These Trademarks have a useful life of 10 years and are measured at cost less accumulated amortization and impairment losses. These Trademarks are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

On October 3, 2022, the Company terminated the license agreement with the previous Trademark licensee who had sole use of the Trademarks acquired pursuant to the Phyto BrandCo acquisition. As a result, the Company now retains all rights to the Trademarks and will begin selling the related cannabis consumer packaged goods directly to provincial distributors and retailers. During the year ended December 31, 2022, the Company recorded a $1,542,492 loss on the termination of the license agreement.

During the year ended December 31, 2021, the Company acquired a total of $414,000 in Patient Relationships. These relationships have a useful life of 5 years and are measured at cost less accumulated amortization and impairment losses. These relationships are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

NOTE 9 - GOODWILL

The following table summarizes the continuity of goodwill for the three months ended March 31, 2023 and the year ended December 31, 2022:

	March 31, 2023	December 31, 2022
	$	$
Opening balance	9,436,189	11,108,422
Impairment - PerceiveMD	-	(1,672,233)
Closing balance	9,436,189	9,436,189

ADASTRA HOLDINGS LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 10 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at March 31, 2023 and December 31, 2022, accounts payable and accrued liabilities consisted of the following:

	March 31, 2023	December 31, 2022
	$	$
Accounts payable	2,741,183	2,992,928
Accrued liabilities	810,459	549,747
Excise tax payable	6,118,597	4,153,096
Income tax payable	89,658	89,658
Sales tax payable	1,092,526	759,619
	10,852,423	8,545,048

NOTE 11 - LEASE LIABILITY

A summary of the Company's lease liabilities for the three months ended March 31, 2023 and the year ended December 31, 2022 is as follows:

	March 31, 2023	December 31, 2022
	$	$
Opening balance	63,588	32,155
Additions - equipment	-	49,968
Interest	1,555	3,810
Repayments	(5,802)	(22,345)
Closing balance	59,341	63,588
Less: current portion	(17,640)	(17,640)
Long-term portion	41,701	45,948

On October 15, 2020, prior to being acquired by the Company, Phyto BrandCo entered into a four-year lease agreement for a promotional vehicle. The base monthly payment is $1,119 with an initial payment of $9,732. The incremental borrowing rate used to discount the lease liability was 10%.

On August 15, 2022, the Company entered into a five-year lease agreement for a forklift. The base monthly payment is $815 with an initial payment of $6,477. The incremental borrowing rate used to discount the lease liability was 10%.

NOTE 12 - MORTGAGE PAYABLE

	Fourth Mortgage	Fifth Mortgage	Total
	$	$	$
Balance, December 31, 2021	3,501,554	-	3,501,554
New mortgage (refinancing)	(3,500,000)	3,500,000	-
Transaction costs	-	(35,000)	(35,000)
Finance expense	131,154	174,884	306,038
Repayments	(132,708)	(132,495)	(265,203)
Balance, December 31, 2022	-	3,507,389	3,507,389
Finance expense	-	100,590	100,590
Repayments	-	(95,803)	(95,803)
Balance, March 31, 2023	-	3,512,176	3,512,176

ADASTRA HOLDINGS LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 12 - MORTGAGE PAYABLE (continued)

a) On July 9, 2021, the Company refinanced the third mortgage and increased the facility to $3,500,000 (the "Fourth Mortgage") which bears interest at the rate of 6.5% per annum, calculated monthly, for one year. The Forth Mortgage has a maturity date of July 1, 2022 and is secured by the mortgage property and building improvements.

The Fourth Mortgage payable was recorded at amortized cost (principal value less $42,778 transaction costs). At March 31, 2023, the carrying value of the Fourth Mortgage was $nil (December 31, 2022 - $nil).

The Company maintained minimum interest-only payments of $18,959 per month. Total interest expense during the year ended December 31, 2022 was $131,154. On September 28, 2022, the Forth Mortgage was refinanced.

b) On September 28, 2022, the Company refinanced the Fourth Mortgage (the "Fifth Mortgage") which bears interest at the greater of 9.75% or the prime rate plus 4.30% per annum, calculated monthly, for one year. The Fifth Mortgage has a maturity date of November 1, 2023 and is secured by the mortgage property and building improvements. The Fifth Mortgage payable was recorded at amortized cost (principal value less $35,000 transaction costs). At December 31, 2022, the carrying value of the Fifth Mortgage was $3,507,389 (2021 - $nil).

The Company maintains minimum interest-only payments of $18,959 per month. As at December 31, 2022, the total non-discounted remaining scheduled payments related to the mortgage including interest payments totaled $3,822,505. Total interest expense during the year ended December 31, 2022 was $174,884.

NOTE 13 - LOAN PAYABLE

During the year ended December 31, 2022, the Company received a short-term loan of $300,000 with an interest rate of 1.5% per month. The loan is unsecured and is due on demand. Total interest expense related to the loan during the three months ended March 31, 2023 was $13,500. (2022 - $nil)

NOTE 14 - SHARE CAPITAL

(a) Authorized

Unlimited number of voting common shares without par value.

(b) Issued share capital

As at March 31, 2023, 55,970,547 common shares were issued and outstanding.

(c) Share issuances

During the three months ended March 31, 2023, the Company had no share issuances.

During the year ended December 31, 2022, the Company had the following share transactions:

    On April 29, 2022, 10,000,000 common shares related to the amended agreement between the Company and former owners of Phyto BrandCo were returned to treasury and cancelled for no consideration.

(d) Escrow shares

The Company entered into an Escrow Agreement in connection with closing the Reverse takeover ("RTO") on December 20, 2019, in relation to certain of its common shares which were placed in escrow. Pursuant to the Escrow Agreement the escrowed common shares are subject to a timed-release schedule whereby a 10% portion of the escrow shares will be released beginning on listing date, and 15% every six months thereafter until January 6, 2023.

As at March 31, 2023, no common shares were held in escrow (December 31, 2022 - 1,300,000).

ADASTRA HOLDINGS LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 14 - SHARE CAPITAL (continued)

(e) Stock options

The Company has an incentive stock option plan (the "Plan") which provides for the granting of options. Under the Plan the maximum number of stock options issued cannot exceed 10% of the Company's currently issued and outstanding common shares. Options granted under the Plan may have a maximum term of ten years. A participant, who is not a consultant conducting investor relations activities, who is granted an option that is exercisable at the market price at the date of grant, will have their options vest immediately, unless otherwise determined by the Board of Directors. Options granted at below market prices will vest one-sixth every three months.

Options belonging to a participant who is a consultant conducting investor relations activities who is granted an option under the Plan will become vested with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date. All options are to be settled by physical delivery of shares.

During the three months ended March 31, 2023, the Company had no stock option grants.

During the year ended December 31, 2022, the Company had the following stock option grants:

  On August 19, 2022, the Company granted 300,000 stock options to a certain director for the purchase of up to 300,000 common shares at a price of $0.75 per share. Each stock option is exercisable for a period of five years. The fair value of these options was $138,713 ($0.46 per option) and was recognized as a share-based payment expense.

A summary of the changes in the Company's stock options outstanding and exercisable is as follows:

	Stock options outstanding and exercisable	Weight average exercise price
	#	$
As at December 31, 2021	3,715,001	1.45
Granted	300,000	0.75
Cancelled	(283,334)	1.51
Expired	(66,667)	1.35
As at December 31, 2022 and March 31, 2023	3,665,000	1.40

As at December 31, 2022, the Company had stock options outstanding and exercisable as follows:

Expiry date	Options outstanding and exercisable	Weighted average exercise price	Weighted average remaining life
	#	$	Years
January 30, 2025	1,583,334	1.35	1.83
August 5, 2025	683,333	2.34	2.35
August 5, 2026	33,333	1.35	3.34
October 25, 2026	900,000	1.06	3.57
October 28, 2026	165,000	0.95	3.58
August 19, 2027	300,000	0.75	4.39
	3,665,000	1.40	2.66

ADASTRA HOLDINGS LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 14 - SHARE CAPITAL (continued)

(f) Warrants

As an incentive to complete a private placement the Company may issue units which include common shares and common share purchase warrants. Finders' warrants may be issued as a private placement share issue cost and are valued using the Black-Scholes option pricing model.

A summary of the changes in the Company's warrants outstanding and exercisable is as follows:

	Warrants outstanding and exercisable	Weight average exercise price
	#	$
As at December 31, 2021	8,458,719	1.80
Expired	(8,335,992)	1.80
As at December 31, 2022 and March 31, 2023	122,727	1.75

As at March 31, 2023, the Company had warrants outstanding and exercisable as follows:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price	Weighted average remaining life
	#	$	Years
October 18, 2023	122,727	1.75	0.55
	122,727	1.75	0.55

NOTE 15 - RELATED PARTY TRANSACTIONS

Key management personnel are those having the authority and responsibility for planning, directing, and controlling the Company. There were no loans to key management personnel or directors, or entities over which they have control or significant influence at March 31, 2023 and December 31, 2022.

During the three months ended March 31, 2023, no options were granted to Officers and Directors (2022 - nil).

The following related parties transacted with the Company or Company-controlled entities during the three months ended March 31, 2023 and the year ended December 31, 2022:

a) George Routhier was a Director. He is the owner of Pipedreemz Inc., which provides advisory services to the Company. He resigned on June 23, 2022.

b) Michael Forbes is a Director and the Company's President and CEO. He was appointed on April 29, 2021 and is the owner of MDC Forbes, which provides CEO services to the Company.

c) Donald Dinsmore was a Director and the Company's COO. He was appointed on April 29, 2021 and left the Company on March 24, 2022.

d) Oliver Foeste was the Company's CFO until January 1, 2023. He is the Managing Partner of Invictus Accounting Group LLP which provides the Company with CFO, accounting and tax services.

e) Paul Morgan is a Director of the Company. He was appointed on July 14, 2021.

f) Smoke Wallin is a Director of the Company. He was appointed on May 16, 2022.

g) Lachlan McLeod was appointed CFO of the Company on January 1, 2023 and is an employee of Fehr & Associates CPA, which provides accounting services to the Company.

ADASTRA HOLDINGS LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 15 - RELATED PARTY TRANSACTIONS (continued)

The aggregate value of transactions, excluding share-based payments, with key management personnel and directors and entities over which they have control or significant influence during the three months ended March 31, 2023 and 2022 were as follows:

Three months ended March 31	2023	2022
	$	$
Donald Dinsmore	-	104,863
Fehr & Associates	40,231	-
Invictus Accounting Group LLP	21,033	85,075
MDC Forbes Inc.	30,000	25,000
Pipedreemz Inc.	-	3,001
	91,264	217,939

As at March 31, 2023 and December 31, 2022, the Company had an outstanding accounts payable balance with related parties as follows:

	March 31, 2023	December 31, 2022
	$	$
Fehr & Associates	25,000	-
Invictus Accounting Group LLP	969	13,884
MDC Forbes Inc.	91,838	62,427
Michael Forbes	-	20,000
Pipedreemz Inc.	-	3,350
	117,807	99,661

All related party balances are unsecured and are due within thirty days without interest and incurred in the normal course of business.

The transactions with the key management personnel and directors are included in operating expenses as follows:

(a) Consulting fees and professional fees

Includes CEO services by Michael Forbes, charged to the Company via MDC Forbes Inc., accounting services of the Company's former CFO, Oliver Foeste, charged to the Company via Invictus Accounting Group LLP, and accounting services of the Company's CFO, Lachlan McLeod, charged to the Company via Fehr & Associates.

(b) Wages and salaries

Includes services provided by Donald Dinsmore as former COO.

NOTE 16 - SUPPLEMENTAL CASH FLOW INFORMATION

Three months ended March 31		2023		2022
	$		$
Non-cash investing activities
Equipment additions included in accounts payable and accrued liabilities		-		-

Total income tax paid in the three months ended March 31, 2023 was $nil (2022 - $nil).

ADASTRA HOLDINGS LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 17 - FINANCIAL RISK MANAGEMENT

(a) Capital management

The Company's capital structure consists of all components of shareholders' equity. The Company's objective when managing capital is to maintain adequate levels of funding to support the current operations including corporate and administrative functions and to support operations. The Company obtains funding primarily through issuing common stock and through its mortgage payable. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes in the Company's approach to capital management during the three months ended March 31, 2023. The Company is not subject to externally imposed capital requirements.

(b) Financial instruments - fair value

The Company's financial instruments consist of cash, trade receivables, deposits, accounts payable and accrued liabilities, mortgage payable, loan payable and government loan, all of which are classified as and measured at amortized cost.

As at March 31, 2023, the carrying values of cash, trade receivables, deposits and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

(c) Financial instruments - risk

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to fulfill its contractual obligations.

The Company is exposed to credit risk through its cash balances held in financial institutions and trade receivables. The maximum exposure to credit risk is equal to the carrying value of such financial assets.

The objective of managing credit risk is to minimize potential losses on financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. The Company has recognized a provision for expected credit losses on its trade receivables.

Cash is only deposited with or held by institutions of high credit worthiness.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages its liquidity risk by reviewing on an ongoing basis its cash position and if required raises funding through additional share capital issuances or debt financing.

As at March 31, 2023, the Company had a cash balance of $1,935,680 and current liabilities of $14,696,794 (December 31, 2022 - $1,013,867 and $12,660,207 respectively).

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's mortgage payable and lease liabilities carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

ADASTRA HOLDINGS LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 17 - FINANCIAL RISK MANAGEMENT (continued)

(d) Economic dependence

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. During the three months ended March 31, 2023, three customers represented approximately 82% of the Company's revenue (2022 - two customers representing 93%).

NOTE 18 - COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments as at March 31, 2023, are as follows:

	Total	Within 1 year	2 - 5 years
Maturity analysis of financial liabilities	$	$	$
Accounts payable and accrued liabilities	10,852,423	10,852,423	-
Loan payable	314,555	314,555	-
Lease liability	72,507	23,205	49,302
Mortgage payable	3,709,632	3,709,632	-
Government loan	60,000	-	60,000
	15,009,117	14,899,815	109,302

Contingencies

On March 15, 2023, the Company was served with a civil claim filed in the Supreme Court of British Columbia pursuant to the Class Proceedings Act, R.S.B.C. 1996, c. 50 alleging that the Company's press release of February 22, 2023 misstated certain material facts which mislead the plaintiff in the claim. The suit also names the Company's subsidiary ALI. and the Company's Chief Executive Officer. The Company denies the allegations in the claim and specifically that the press release was misleading. No specific amount of damages is claimed.

NOTE 19 - SEGMENTED INFORMATION

Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources, and in assessing performance.

The Company's chief operating decision makers are the Chief Executive Officer and the Chief Financial Officer. They review the operating performance of the Company by two segments comprised of manufacturing and non-manufacuring operations. The manufacturing operations includes the manufacturing, sale and distribution of cannabis related products. The non-manufacturing operations include PerceiveMD. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The chief operating decision makers utilize gross profit as a key measure in making operating decisions and assessing performance. The non-manufacturing segment is immaterial and, accordingly, segmented figures are not presented.